UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For July 26, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]


THE COMPANY, IS REQUIRED, UNDER THE ONTARIO SECURITIES ACT AND RULES TO FILE WITH THE ONTARIO SECURITIES COMMISSION, FOR PUBLIC VIEWING, INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

Copy of the AGM Notice, AGM Information Circular and AGM Proxy are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Guy P. Jarvis
Guy P. Jarvis, Chief Executive Officer
Date:   July 26, 2002









Exhibit 1
AGM Notice
July 26, 2002

                        COMMERCIAL CONSOLIDATORS CORP.
                         604 - 750 West Pender Street
                              Vancouver, B.C.
                                  V6C 2T7
                          604.669.2615 (Telephone)
                          604.689.9773 (Facsimile)

                     NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Commercial Consoli-dators Corp. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Friday, the 23rd day of August 2002 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.  To receive and consider the Report of the Directors to the Members.
2. To receive and consider the financial statements of the Company and its subsidiaries, together with the auditor's report thereon for the fiscal year ended February 28, 2002.
3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at six (6).
4. To elect directors to hold office until the next annual general meeting of the Company.
5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.
6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.
7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint
a proxy to attend and vote in his stead.   If you are unable to attend the
meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 23rd day of July, 2002.

By Order of the Board of

COMMERCIAL CONSOLIDATORS CORP.

"Guy Jarvis"
Guy Jarvis
Chief Executive Officer

Exhibit 2
AGM Information Circular
July 26, 2002




                          COMMERCIAL CONSOLIDATORS CORP.
                          604 - 750 West Pender Street
                               Vancouver, B.C.
                                  V6C 2T7
                           604.669.2615 (Telephone)
                           604.689.9773 (Facsimile)

                           INFORMATION CIRCULAR
                  (As at July 22, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Commercial Consolidators Corp. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, August 23, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors of the Company.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, of which 21,381,909 common shares and no preferred shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on July 11, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

                                                      Percentage of
                           No. of Common               Outstanding
Name of Shareholder        Shares Owned               Common Shares
-------------------------------------------------------------------
Michael S. Weingarten        2,761,100                     12.91%

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

                                              Approx. No. of
                                              Voting Shares
                     Principal Occupation      Beneficially      Date on
Name, Country of     or Employment and, if     Owned, Directly   which the
Ordinary Residence   not an Elected Director,  or Indirectly,    Nominee became
and Position Held    Occupation During the     or Controlled     a Director
with the Company     Past Five Years           or Directed       of the Company
-------------------------------------------------------------------------------

LEONARD S. BLACK     Since March 1994,          1,422,700      October 15, 1999
Canada               President of
President/Director   Business Supplies
                     Are Us Inc.

MICHAEL S.           Chairman of the Board      2,761,100      October 15, 1999
  WEINGARTEN*        of Directors of the
Canada               Company July 19, 2000
CHAIRMAN/DIRECTOR    From October, 1999
                     to July 2000 CEO of the
                     Company.  In March 1994
                     founding majority shareholder
                     of Business Supplies Are
                     Us Inc., a predecessor
                     company of the Company


GUY JARVIS           Mr. Jarvis served as Vice     11,400    September 25, 2000
Canada               President and Director,
DIRECTOR             President of Deloitte
                     & Touche Corporate Finance
                     Canada Inc.  Previously
                     Employed with the Business
                     Development Bank of Canada


GREGORY BURNETT      Since 1989, President        161,900         May 24, 1998
Canada               of Carob Management Ltd.,
DIRECTOR             a management consulting
                     company in Vancouver, BC.
                     Since 1999 Secretary and
                     Director of the Company


FREDERICK MCLEAN*   Since 1997, Chief Operating    197,768     August 24, 1999
Canada              Officer for Complete
DIRECTOR            Telemanagement Services Inc.


VICTOR NOCE         President and Director of      806,133**    August 7, 2001
Canada              La Societe Desig Inc.
DIRECTOR            since 1988

*   Member of Audit Committee
** 785,800 of these shares are held by 90902222 Quebec Inc., a company wholly owned by Victor Noce.

STATEMENT OF EXECUTIVE COMPENSATION

Alberta securities legislation requires disclosure in the following table of particulars of compensation paid to the Company's Executive Officers by the Company and any of its subsidiaries for services rendered during the most recently completed financial year. For these purposes, "Executive Officer" means:

(a) the chairman and any vice-chairman of the board of directors of the Company who performs the functions of that office on a full-time basis;
(b) the president or any vice-president in charge of a principal business unit such as sales, finance or production; or
(c) any officer of the Company or of any subsidiary of the Company who performs a policy making function in respect of the Company, whether or not that officer is also a director of the Company or the subsidiary.

Similarly, British Columbia and Ontario securities legislation requires disclosure in the following table of particulars of compensation paid to the following persons (each, a "named Executive Officer") in each of the three most recently completed fiscal years:
(a) the Company's chief executive officer ("CEO") or an individual who acted in a similar capacity at any time during the most recently completed financial year;
(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or
(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;("Named Executive Officer") is set out in the summary compensation table below:

                       SUMMARY COMPENSATION TABLE

                 Annual Compensation

                                              Securi-
                                              ties     Restricted
                                     Other    Under    Shares or           All
Name and                             Annual   Options  Restricted         Other
Principal                            Compen   /SARs      Share    LTIP  Compen-
Position   Year   Salary    Bonus   -sation   Granted    Units   Payouts sation
-------------------------------------------------------------------------------
Guy        2002  $170,000    Nil        Nil      Nil      Nil      Nil      Nil
Jarvis(1)  2001   $85,000    Nil        Nil  500,000      Nil      Nil      Nil
CEO        2000     N/A      N/A        N/A      N/A      N/A      N/A      N/A

Michael    2002  $168,000    Nil        Nil       Nil      Nil      Nil     Nil
Weingart   2001  $168,000    Nil(4)     Nil       Nil      Nil      Nil     Nil
  en (2)   2000  $70,000(3)  Nil(4)     Nil   500,000      Nil      Nil     Nil
Chairman

Leonard    2002  $170,000    Nil        Nil       Nil      Nil      Nil     Nil
Black(5)   2001  $168,000    Nil        Nil       Nil      Nil      Nil     Nil
President  2000  $70,000(3)  Nil        Nil    50,000      Nil      Nil     Nil

Thomas     2002  $165,000    Nil        Nil       Nil      Nil      Nil     Nil
Carlos     2001  $165,000    Nil        Nil       Nil      Nil      Nil     Nil
Gonzales-  2000  $69,000(7)  Nil        Nil   100,000      Nil      Nil     Nil
Anleo(6)
COO

Yoshi      2002  $230,000  ($150,000US) Nil       Nil      Nil      Nil     Nil
Vanon(8)   2001  $134,000 ($87,500US)8) Nil  $180,000      Nil      Nil     Nil
President,
Yam
Wireless
Inc.

(1) Mr. Jarvis was appointed the Chief Executive Officer of the Company on July 19, 2000.
(2)  Mr. Weingarten has been the Chairman of the Company from July 19, 2000.
(3) Salary is from October 1999 to February 29, 2000, which is $14,000 per month.
(4)  Mr. Weingarten received $950 per month as automobile benefits.
(5)  Mr. Black has been President of the Company since October 15, 1999.
(6) Mr. Gonzales was appointed the Chief Operating Officer of the Company from October 15, 1999.
(7) Salary was from October 1999 to February 29, 2000, which was $13,800 per month.
(8) The Company acquired Yam Wireless Inc. effective July 30, 2000 and thus the salary shown for the year ended February 28, 2001 is for the partial period from the acquisition of that Company.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

There were no options granted to the CEO or any Named Executive Officer during the most recently completed financial year.

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

EXECUTIVE COMPENSATION REPORT

"Executive compensation, as disclosed in the employment contracts which typically have 3-year terms, consists of an annual salary and share options, the strike price of the latter based on the prevailing market price of the stock on the date the contracts were executed, and subject to regulatory approval. In most cases, the options vested over the term of the contracts, and were subject to certain annual performance milestones being met. During the Company's history, there have been no bonuses of any kind paid to executives. Executive salaries and the amount of share options were originally determined to ensure parity amongst the executive team as much as possible, incent the executive to perform at the highest level possible, while not encumbering the Group with laborious overheads. There was little or not comparison to "market-rate" executive salaries in determining these amounts."

           submitted by:  the Board of Directors:
           Leonard Black, Michael Weingarten, Guy Jarvis,
           Gregory Burnett, Frederick McLean, Victor Noce, Kevin Hanson

COMPOSITION OF THE COMPENSATION COMMITTEE

The Company does not have a compensation committee. Compensation is determined by the board as a whole.

PERFORMANCE GRAPH

The following graph charts performance of an investment in the Company's common shares against the AMEX Index, assuming an investment of US$100 on October 15, 1999:



                     October 15,   February 28,   February 28,   February 28,
                       1999(2)        2000            2001           2002
-----------------------------------------------------------------------------
COMMERCIAL           100 ($1.43)   168 ($2.40)     193 ($2.76)    130 ($1.87)
(US$ share price
in
brackets)(1)

AMEX                 100           140             130            124
----------------------------------------------------------------------------

(1)  Based on the Bank of Canada's exchange rate of 0.6575 on July 8, 2002.
(2) Being the date Commercial Consolidators Corp. began trading subsequent to the reorganization of the Company (formerly traded as Balmoral Capital Corp., a Junior Capital Pool company under the policies of the Alberta Securities Commission).

COMPENSATION OF DIRECTORS

Particulars of stock options granted to directors of the Company during the most recently completed financial year are as follows:

                                        Exercise Price     Date of Grant
Name of Director     No. of Shares     per Common Share     Expiry Date
--------------------------------------------------------------------------
Kevin Hanson           25,000             $3.54          November 19, 2006


OTHER COMPENSATION TO DIRECTORS

Gregory Burnett, the Secretary and a director of the Company, receives a consulting fee of $2,500 per month. Victor Noce, a director of the Company, is also President of La Societe Desig, a wholly-owned subsidiary of the Company and in that capacity received a salary of $125,000 during the fiscal year ended February 28, 2002. No other compensation was paid to directors of the Company during the last completed financial year. However Kevin Hanson, a director of the Company, is a partner in the accounting firm of Amisano, Hanson which provided certain accounting services to the Company. During the fiscal year ended February 28, 2002 the Company paid a total of $20,000 to Amisano, Hanson.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains out-standing as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Michael Weingarten, the Chairman of the Company has, by way of assignment, acquired the rights of 1220356 Ontario Ltd. in respect of a US$1,000,000 loan to the Company, which loan bears interest at 10% per annum and, by way of certain extension agreements, is currently due as of June 15, 2003.

Save and except the foregoing, or as disclosed elsewhere in this information circular, since March 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:
(a)  any director or senior officer of the Company;
(b)  any proposed nominee for election as a director of the Company;
(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and
(d)  any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Mintz & Partners LLP, Chartered Accountants, of Don Mills, Ontario, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Mintz & Partners LLP were first appointed auditor of the Company on August 24, 1999.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy.

PARTICULARS OF OTHER MATTERS

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT (ALBERTA) OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER
WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"                             "Ricardo Jose Alvarez"
-----------------------------------     -------------------------------------
Guy Jarvis, Chief Executive Officer      Ricardo Jose Alvarez, Chief Financial
                                          Officer

Exhibit 3
AGM Proxy
July 26, 2002



                                       PROXY
Annual General Meeting of members of COMMERCIAL CONSOLIDATORS CORP., to be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Friday, A ugust 23, 2002, at 10:00 o'clock in the forenoonResolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)



For
Against
The undersigned Member of the Company hereby appoints, Guy
Jarvis, the Chief Executive Officer and a Director of the Company, or failing this person, Gregory Burnett, a Director of the Company, or in the place of the foregoing, ___________________________________, (Print the
Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.
                                                              FOR   AGAINST
1.  To authorize the Directors to fix the remuneration
to be paid to the auditor of the Company                    ______   ______

2.  To determine the number of Directors at six (6)         ______   ______

                                                             For   Withhold

3.  Appointment of Auditors                                 ______   ______

4.  To elect GREGORY C. BURNETT as a Director               ______   ______

5.  To elect MICHAEL S. WEINGARTEN as a Director            ______   ______

6.  To elect FREDERICK MCLEAN as a Director                 ______   ______

7.  To elect VICTOR NOCE as a Director                      ______   ______

8.  To elect LEONARD S. BLACK as a Director                 ______   ______

9.  To elect GUY JARVIS as a Director                       ______   ______



The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:




Please Print
Name:


Date:




THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION & INSTRUCTIONS ON
REVERSE.


INSTRUCTIONS FOR COMPLETION OF PROXY
1.  This Proxy is solicited by the Management of the Company.
2. This form of proxy ("Instrument of Proxy") may not be valid unless it is signed by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representa-tive of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by CIBC Mellon Trust Company.
4. A Member who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:
(a) If the Member is registered as such on the books of the Company, simply register the Member's attendance with the scrutineers at the Meeting.
(b)  If the securities of a Member are held by a financial institution,
(i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.
5. A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:
(a) To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.
(b) To appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.
6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxy-holder in its sole discretion sees fit.
7. If a registered Member has returned the Instrument of Proxy, the Member may still attend the Meeting and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "CIBC MELLON TRUST COMPANY" by mail or by fax at least 48 hours prior to the scheduled time of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of CIBC Mellon Trust Company is 1066 West Hastings Street, Vancouver, B.C., V6E 3X1, and its fax number is (604)688-4301.